EXHIBIT 99.6

Press Release

Orange signs a major green power purchase agreement with Total,

which will develop 80 MW of solar farms in France to honor it

Paris, March 10, 2021 – Orange signed a Corporate Power Purchase Agreement (CPPA)1 with Total, through its subsidiary Total Quadran – one of the leaders in renewable energies in France. Total will supply Orange with 100 GWh a year of renewable electricity over a period of 20 years. This agreement will thus enable the development, by 2024, of a dozen new solar power plants spread throughout metropolitan France, with a cumulative capacity of 80 MW.

This agreement illustrates the commitment of Total and Orange to contribute to the country’s energy transition while promoting local economic development, with the support of regional authorities.

" Orange has made the reduction of its environmental footprint a major strategic focus with the ambition to be Net Zero Carbon by 2040 at Group level. By signing this contract with Total, Orange is acting in line with its objectives, which is to reduce its direct CO2 emissions by 30% compared with 2015 and to integrate 50% renewable energies into its electricity mix by 2025. We are proud to sign a third PPA with a French company and with a player of the scale of Total, which is voluntarily committed to the development of new means of production of renewable energy in the region” said Fabienne Dulac, Deputy CEO of Orange and CEO of Orange France.

“By signing with Orange one of the largest Corporate PPA in France to date, Total is asserting itself as a strategic supplier of renewable electricity. This is a new step in the implementation of our profitable growth strategy in renewable energies,” said Stéphane Michel, President Gas, Renewables & Power at Total. “We want to support large industrial consumers in their energy transition towards carbon neutrality. Our ambition is therefore to develop renewable electricity purchase contracts with corporate customers through projects from our development portfolio in France"

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Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 100 GW of gross production capacity from renewable sources by 2030 with the objective of being among the world's top 5 in renewable energies.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 142,000 employees worldwide at 31 December 2020, including 82,000 employees in France.

1  A Corporate PPA is a contract that enables companies to obtain supplies of green electricity from an identified source at a stable price over a long period.

The Group has a total customer base of 259 million customers worldwide at 31 December 2020, including 214 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). The company has a solid footprint in France and its overseas territories. Total Quadran operates over 340 renewable energy plants in France totaling nearly 1000 MW, generating 1,765 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1 million people and annual savings of nearly 130,000 tons of CO2 emissions. www.total-quadran.com

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Orange press contacts:

Valérie Doukhan - +33(0)6 85 63 85 26 - valerie.doukhanboudesseul@orange.com
Florentin Soonckindt - +33(0)7 85 92 42 77 - florentin.soonckindt@orange.com

Total Quadran contact
Communication: +33 (0)4 67 32 63 35 | elodie.billerey@total-quadran.com

Total contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.